UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  February 29, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Commencement of Excess Cash Flow Offer

On February 29, 2008, Britannia Bulk Plc (the “Company”), in accordance with the indenture governing the terms of its outstanding 11% Senior Secured Notes due 2011 (the “Notes”), commenced an excess cash flow offer to purchase up to $52,560,057 in aggregate principal amount of the Notes at a purchase price for each $1,000 principal amount of Notes tendered equal to $961.15, plus accrued and unpaid interest.  The excess cash flow offer expires at 4:00 p.m., London time, on May 23, 2008, unless extended.  If the excess cash flow offer is consummated, the settlement date will be on a date promptly following the Company’s acceptance of any tendered Notes and is currently expected to be May 29, 2008.  A press release announcing the commencement of the excess cash flow offer was provided to the trustee for the Notes and was issued on the Company’s website and the website of the Luxembourg Stock Exchange on February 29, 2008, a copy of which is attached to this report as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release Dated February 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: February 29, 2008	Chief Financial Officer